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                            July 26, 2021

       James W. McCabe
       Chief Executive Officer
       Maverick Energy Group, Ltd.
       135 Jenkins Street
       Suite 105B, #356
       St. Augustine, FL
       32086

                                                        Re: Maverick Energy
Group, Ltd.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 29, 2021
                                                            File No. 024-11407

       Dear Mr. McCabe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February5, 2021 letter.

       Amendment to Form 1-A filed on June 29, 2021

       Risk Factors
       Importance of Future Prices of Oil and Gas , page 13

   1. We note your response to prior comment 3. Since you own interests in oil and gas producing properties,
please provide the disclosure required by Item 7(c) and Part
                                                        F/S(b)(6) of Form 1-A,
or explain to us why you believe it is not required.
 James W. McCabe
FirstName  LastNameJames  W. McCabe
Maverick Energy  Group, Ltd.
Comapany
July       NameMaverick Energy Group, Ltd.
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
Managements Discussion and Analysis of Financial Condition and Results of Operations, page
20

2. Please revise your discussion of the financial condition, changes in financial condition and results of operations to provide a comparative discussion for each year and interim period for which financial statements are required. Please note that your revised disclosure should include the causes of material changes between periods and provide the specific reasons and factors contributing to these material changes. See Item 9(a) in Part II of
         Form 1-A.
Our Business Overview
USR Technology License Agreement, page 25

3.       We note your disclosure on page F-20 that effective January 9, 2021,
you signed a    Non-
         Exclusive USR License Agreement    with USR Resources, LLC (USRR).
Please update
         your disclosure here accordingly and file this agreement as an exhibit to your offering statement. Please also clarify whether you have issued the 30,000,000 restricted common shares to USRR and paid the $100,000 due to USRR under your promissory note, payable in July 2021. In this regard, we note your press release dated January 19, 2021 announcing the closing of the acquisition of this license and your related payment of $1,000,000 in stock and cash.
Principal Stockholders, page 37

4. We note your response to prior comment 3, and reissue such comment. Please update your principal stockholder table to reflect ownership information as of the most recent practicable date. In that regard, we note that the table gives information on ownership of your securities as of December 31, 2020.
Maverick Energy Group, Ltd., Table of Contents, page F-1

5. Please present balance sheets as of the two most recently completed fiscal year ends,
         December 31, 2020 and 2019. See Part F/S(b)(3)(A) of Form 1-A.
Exhibits

6. We note your disclosure on page F-11 that during the first quarter of 2021, you had secured, but had not received the proceeds of, a $400,000 loan for the specific purpose of
         drilling Maverick   s first horizontal well with USR. Please describe
the material terms of
         this loan and file the agreement for this loan as an exhibit to your offering statement.
General

7. We note your response to prior comment 10. It appears that the press release dated
         December 15, 2020 is    testing the waters material    as described in
Item 17(13) of Part III
         of Form 1-A. Please file such press release as an exhibit to your filing, or tell us why you
 James W. McCabe
Maverick Energy Group, Ltd.
July 26, 2021
Page 3
      believe it is substantively the same as information provided in the offering statement or other filed materials. It also appears that such press release includes information that is not included in your offering circular, including information regarding the indication of interest received, and post-money valuation. If material, please disclose in the offering circular the indication of interest received, and clarify, if true, that such indication of interest is not binding. Similarly, if material, please disclose in your offering circular the post-money valuation described in the press release and clarify the basis for such valuation, including any material assumptions.
        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameJames W. McCabe
                                                              Division of
Corporation Finance
Comapany NameMaverick Energy Group, Ltd.
                                                              Office of Energy
& Transportation
July 26, 2021 Page 3
cc:       Ernest M. Stern, Esq.
FirstName LastName